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

                                                                                                         Exhibit 12

                                           Ratio of Earnings to Fixed Charges
                                               American Tower Corporation

The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented.


                         Period from July 17, 1995                                                          Three Months
Computation of                (Incorporation)                                                                  Ended
Earnings:                   to December 31, 1995                         Year ended December 31,             March 31,
                         --------------------------
                                                                1996        1997        1998        1999       2000
                                                                ----        ----        ----        ----       ----
Loss Before Income
  Taxes and
  Extraordinary Losses           $   (184)                   $   (434)   $ (2,049)   $(42,441)   $(49,141)   $(51,100)

Add:
Interest Expense .....                 --                          --       3,040      23,229      27,492      32,310
Operating Leases .....                  2                         126         633       3,245       6,963       2,957
                                 --------                    --------    --------    --------    --------    --------

Earnings as Adjusted .               (182)                       (308)      1,624     (15,967)    (14,686)    (15,833)

Computation of Fixed
Charges:
Interest Expense .....                 --                          --       3,040      23,229      27,492      32,310
Interest Capitalized .                 --                          --         458       1,403       3,379       2,495
Operating Leases .....                  2                         126         633       3,245       6,963       2,957
                                 --------                    --------    --------    --------    --------    --------

Fixed Charges ........                  2                         126       4,131      27,877      37,834      37,762

Ratio of Earnings to
  Fixed Charges ......                 --                          --         .39          --          --          --

Deficiency in Earnings
  Required to Cover
  Fixed Charges ......           $    184                    $    434    $  2,507    $ 43,844    $ 52,520    $ 53,595


(1)  Interest expense includes  amortization of deferred  financing costs for the years ended December 31, 1997, 1998 and
     1999 and the three months ended March 31, 2000. Interest expense also includes redeemable  preferred stock dividends in the aggregate amount of $3.1 million for the year ended December 31, 1998.

(2)  For purposes of this calculation, "earnings" consist of loss before income taxes and extraordinary losses and fixed
     charges  (excluding  interest  capitalized).   "Fixed  charges"  consist  of  interest  expensed  and  capitalized, amortization  or debt discount and related  issuance  costs and the  component of rental  expense  associated  with operating leases believed by management to be representative of the interest factor thereon (30%).

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